FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
[redacted]WW.FULBRIGHT.COM

JOHANNE
PARTNER
JGABEL@I

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07026863

September 13, 2007

SEC MAIL PROCESSING
RECEIVED
SEP 1 2007
WASH, D.C.
185 SECTION

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

dlw 9/25

45860311.1

Offen für neue Horizonte.

VIE Vienna International Airport

Flughafen Wien: 10,5 Prozent Passagierwachstum im August
Starkes Passagierwachstum nach Osteuropa: Plus 26,4 Prozent

Der Flughafen Wien konnte im August eine sehr gute Verkehrsentwicklung verzeichnen. Die Anzahl der abgefertigten Passagiere stieg im Vergleich zum August des Vorjahres um 10,5 Prozent auf insgesamt 1.814.739 Fluggäste. Die Zahl der Transferpassagiere erhöhte sich um 3,4 Prozent, die der Flugbewegungen um 7,5 Prozent. Das Höchstabfluggewicht (Maximum Take Off Weight) nahm um 9,0 Prozent, die Fracht um 3,4 Prozent zu.

Der positive Trend beim Passagieraufkommen (Linien- und Charterverkehr) nach Osteuropa sowie in den Nahen und Mittleren Osten hält weiter an. Im August 2007 gab es ein Plus von 26,4 Prozent beim Passagieraufkommen nach Osteuropa sowie ein Plus von 18,8 Prozent in den Nahen und Mittleren Osten.

In der Betrachtung der Monate Jänner bis August 2007 stieg die Zahl der abgefertigten Passagiere um 9,2 Prozent. Insgesamt wurden in diesem Zeitraum 12.233.738 Passagiere abgefertigt. Bei den Transferpassagieren gab es ein Plus von 7,1 Prozent. Das Höchstabfluggewicht (MTOW) stieg um 6,4 Prozent. Die Flugbewegungen nahmen um 5,5 Prozent, der Frachtumschlag um 1,5 Prozent zu.

Ergebnisse im Detail

	August 2007	Verändg. in %	Jänner bis August 2007	Verändg. in %
Passagiere:	1.814.739	+10,5	12.233.738	+9,2
Transferpassagiere:	587.104	+3,4	4.030.278	+7,1
Maximum Take Off Weight (in Tonnen):	668.078	+9,0	4.798.999	+6,4
Flugbewegungen (an + ab):	22.704	+7,5	166.975	+5,5
Cargo in Tonnen (Luftfracht und Trucking):	21.209	+3,4	174.849	+1,5

Rückfragehinweis: Konzernkommunikation Flughafen Wien AG

Michael Kochwalter (+43-1-) 7007-22300
Mag. Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Mag. Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

END